UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of Section 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	West Bay BDC LLC

Address of Principal Business Office:	200 West Street New York, New York 10282

Telephone Number:	(312) 655-4419

Name and Address of Agent for Service of Process:	Stanley Matuszewski West Bay BDC LLC 200 West Street New York, New York 10282

Copy to:

Thomas J. Friedmann, Esq.

William Bielefeld, Esq.

Darius I. Ravangard, Esq.

Dechert LLP

One International Place

40th Floor

100 Oliver Street

Boston, MA 02110

Joshua Wechsler, Esq.

Lisa Schneider, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Check one of the following:

☒

The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

File No. 000-56660 (Initially filed on May 28, 2024)

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to Section 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 23rd day of September, 2024.

WEST BAY BDC LLC

By:	/s/ Stanley Matuszewski
Name: Stanley Matuszewski
Title: Chief Financial Officer and Treasurer

Attest:	/s/ Alex Chi
Name: Alex Chi
Title: Co-Chief Executive Officer and
Co-President

/s/ David Miller
Name: David Miller
Title: Co-Chief Executive Officer and
Co-President